SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

Earnings Release
Fourth Quarter 2022


GOL

Conference Call Connection Details

4Q22 Conference Call Thursday, March 8, 2023

Live Webcast Access at www.voegol.com.br/ir

In Portuguese	In English
10:30 a.m. (New York time) 12:30 p.m. (Brasilia Time)	09:00 a.m. (New York time) 11:00 a.m. (Brasilia time)
Phone.: +55 (11) 4090-1621	Phone.: +1 (412) 317-6382
Code: GOL	Code: GOL
Replay: +55 (11) 4118-5151	Replay: +1 (412) 317-0088
Code replay: 219005	Code replay: 7416304

GOL records over R$1 billion recurring EBITDA in 4Q22

4Q22 Highlights:

- Recurring EBITDA reached R$1.2 billion, the highest since 4Q19; recurring EBIT margin was 15% and recurring EBITDA margin was 25%;
- Record net operating revenue of R$4.7 billion, 61.7% higher than 4Q21 and 24.3% higher than 4Q19;
- Net income of R$0.2 billion, represents R$0.55 per share and US$0.21 per ADS;
- Unit costs ex-fuel were 3.6 cents (US$), the lowest since the pandemic outbreak and 12.3% lower than 4Q21; and
- Total liquidity (cash and cash equivalents, financial investments, deposits and accounts receivable) was R$4.1 billion, 11.7% higher than 3Q22.

São Paulo, March 8, 2023 - GOL Linhas Aéreas Inteligentes S.A. ("GOL" or "Company") (NYSE: GOL and B3: GOLL4), the largest domestic airline in Brazil, today announced its consolidated results for the fourth quarter of 2022 (4Q22). During the quarter, the Company recorded its highest EBITDA since the beginning of the pandemic, resulting from Management's continued focus on achieving higher productivity by increasing yields, reducing unit costs excluding fuel, and improving fleet utilization. The combination of higher productivity with strong tourism demand resulted in a significant improvement in operating margins during the fourth quarter.

Celso Ferrer, CEO, commented: "This year was marked by the return to normal operations in many aspects. We were focused on controlling costs and increasing our margins, and our strong results in the fourth quarter are evidence that our approach is working. Customer demand continues to grow, particularly from business and *bleisure*" travelers. During the quarter, we also reactivated more routes from Congonhas and Santos Dumont to serve the corporate segment, an important source of continued growth in revenues. As we head into 2023, we will maintain the consistency of our operational performance and will strengthen our network with routes that further enhance our productivity levels. GOL is on a steady course for success. I'd like to thank all of our Customers, Team of Eagles, suppliers, partners and shareholders for their trust in us, which was essential to reach this point in the Company's evolution."

All information in this release is presented in Reais (R$), in accordance with international accounting standards (IFRS) and with adjusted metrics, made available to enable comparison of this quarter with the same period of the previous year (4Q21). Adjusted (recurring) indicators exclude non-recurring expenses related to the quarter's results, and are detailed in the respective tables.

Unaudited Financial Information

The financial information for the year ended December 31, 2022 and for the three-month period ended December 31, 2022 disclosed herein has not been audited or subject to limited review by GOL's independent auditors. The complete financial statements for the year ended December 31, 2022 is still under review by the Company's independent auditors and will be released to the market after the completion of the relevant work. GOL does not anticipate adjustments or changes to the information disclosed herein. However, should any adjustment be necessary, the Company will timely inform the market.

Summary of the Fourth Quarter 2022 Results (vs. 4Q21)

- Revenue Passenger Kilometers (RPK) increased by 25.1%, while Available Seat Kilometers (ASK) increased by 29%;
- Net Revenue increased by 61.7%, reaching a record R$4.7 billion. Ancillary Revenues, mainly from SMILES and GOLLOG, tripled to R$340.7 million during the quarter;
- The average occupancy (load factor) decreased by 2.5p.p. to 80.1%. The registered domestic load factor was 80.6%, 2.1 p.p. lower than in 4Q21, while the international load factor was 75.6%;
- Aircraft utilization was an average of 11.6 hours per day;
- The number of passengers transported by the Company was 7.8 million, a year-over-year increase of 18.6%;
- Net Revenue per Available Seat Kilometer (RASK) increased by 25.3% to 41.5 cents (R$);
- Average yield per passenger increased by 24.8% to 48.2 cents (R$), the highest level in GOL's history;
- Recurring Cost per Available Seat Kilometer (CASK) increased by 2% to 35.35 cents (R$). The CASK Fuel increased by 40.9% to 16.25 cents (R$), due to the 43.6% increase in aviation kerosene (QAV) prices. The recurring CASK Ex-Fuel was reduced by 17.4% to 19.09 cents (R$), or 3.6 cents (US$);

- Recurring EBITDA was R$1.2 billion with a margin of 25%, while recurring EBIT was R$706 million with a margin of 15%;
- The Company generated approximately R$0.8 billion of cash in 4Q22 due to higher revenues and working capital initiatives, partially offset by the increase in aviation fuel prices;
- Net income was R$230.9 million (R$0.55/share and US$0.21/ADS), while recurring net loss was R$381.5 million (-R$0.91/share and -US$0.35/ADS); and
- The net debt ratio (including 7x annual lease payments and excluding perpetual bonds) over recurring LTM EBITDA was 9.5x as of December 31, 2022, and 0.2x lower than the leverage at the end of 2021. US$200 million of Secured Amortizing Notes were issued in December, and higher lease payments were made in the quarter.

Management Comments

Over the past year, GOL started a new phase characterized by high efficiency and lower costs. 4Q22 was marked by the highest yield in the Company's history and the highest operating margin since the beginning of the pandemic. GOL saw a strong recovery in demand for air travel in all segments, transporting more than 7.7 million passengers in the quarter, bringing the total passengers in 2022 to approximately 27.3 million. The Company subsequently expanded Available Seat Kilometers by 29% in 4Q22, compared to 4Q21.

At the same time, GOL remained committed to its low-cost and high-productivity business model by taking a rational approach to operating routes. The Company's levels of aircraft utilization are some of the highest in the industry – a competitive advantage that reduces unit costs and drives cash generation. This business model is further supported by the optimization of GOL's fleet, with the conversion of non-operating aircraft into cargo carriers and the replacement of the 737 NG by new 737 MAX aircraft. In the fourth quarter, GOL added one new MAX-8 aircraft, resulting in 38 MAX-8 aircraft representing 26% of the total fleet at the end of 2022.

In December, GOL issued Secured Amortizing Notes in the amount of approximately US$200 million, which extended certain lease deferral obligations by an additional year to 2026 and reduced the disbursement of lease repayments throughout 2023, due to the 12-month grace period. These Notes have guarantee on unencumbered receivables, an average cost of capital to GOL of 4.3% p.a. and represent a new innovative initiative to the Company's liability management program. This financing was successfully secured in the midst of a capital market environment not conducive to new issuances, thereby reflecting confidence in the strength of GOL's business and its Management.

These results were achieved thanks to the excellence of the Team of Eagles, together with the continuous investments in technology and in the improvement of the Customer experience, and the trust of our Customers, partners, suppliers and shareholders.

Record Revenues and Sales

In 4Q22, GOL achieved a net operating revenue of R$4.7 billion – the highest net revenue in the history of the Company. GOL focused on a number of key strategic initiatives during the quarter, including: ensuring a broader network for leisure destinations in the Northeast, the introduction of new regional markets, the resumption of corporate markets in the RJ-SP routes, and the improvement in Company's digital channels. Combined, these initiatives helped to significantly increase RASK by 25.3% and yield by 24.8%, compared to 4Q21.

The Company also reached the highest level of sales in any quarter, generating approximately R$5.4 billion. This was accomplished by efficient management of ticket inventory and growth of the SMILES and GOLLOG business units, which increased sales by 25% and 18% respectively compared to the 4Q21, and recorded a joint revenue of approximately R$1.3 billion. In November, characterized as a strong month for sales due to Black Friday, GOL surpassed its daily sales levels versus 4Q19, even with overall retail sales trending lower in Brazil.

"The growth in yields over the last few quarters demonstrates the strength of our highly attractive network with bleisure travelers. We expect the recovery of the corporate market in the fourth quarter to continue to intensify during 2023 and contribute to the expansion of the aviation market in general. Despite the higher cost of living, Brazilians are keen to travel. GOL remains committed to controlling costs and delivering an excellent experience in order to best serve its customers," commented Eduardo Bernardes, Chief Revenue Officer (CRO).

Capacity, Productivity and Cost Dilution

In the fourth quarter, GOL advanced capacity resumption (ASKs), reaching around 86% compared to the 4Q19, with a peak of 88.5% in December. The Company's offer management seeks to maximize the profitability of each flight. Even though GOL remained the only airline in the market with a lower capacity than 2019 levels, it has already reached the pre-pandemic period unit cost excluding fuel (19.09 cents (R$)). The Company expects to continually reduce its unit cost excluding fuel as it resumes its full capacity over the coming quarters.

Operating fleet utilization reached 11.6 hours per day in the 4Q22, an increase of approximately 1% compared to the previous quarter. Importantly, other productivity indicators also improved, reaching higher levels when

compared to 2019, such as the ASK by number of Employees, at 0.81 (+28.3% vs. 4Q21 and stable compared to 4Q19), and fuel consumption per block hour operated, at 2.7 (-3.7% vs. 4Q21 and -7.3% vs. 4Q19).

SMILES and GOLLOG Business Units as Ancillary Revenue Levers

Ancillary Revenues, mainly from SMILES and GOLLOG, tripled to R$340.7 million during the 4Q22, approximately 7.2% of the GOL's total net revenue.

SMILES ended 4Q22 with 20.9 million Customers (6% more than in 4Q21) and around 1 billion miles redeemed (26% more than 4Q21), attesting to its market-leading position as the best mileage program in the region. The revenue was R$1.1 billion in the quarter, and the gains from the synergy after the incorporation by GOL continued to be captured, demonstrating the strength of the investments made by the Company and the consolidation of a strong working capital instrument.

GOLLOG, in part through its dedicated cargo agreement with MELI currently with two aircraft, boosted its revenue to R$189 million, its highest ever revenues for a quarter. The contract with MELI provides for the operation of up to six aircraft in 2023, with an option for an additional six, and will be an important factor in increasing GOL's presence in the cargo transportation market, which has seen growing demand in recent years.

Network Expansion and the Corporate Market Recovery

The fourth quarter was characterized by strong demand for leisure flights at the start to Brazil's high season. GOL expanded the connectivity of its international network, offering additional flights between Brasília and Orlando, in addition to inaugurating flights between Galeão airport in Rio de Janeiro, connecting to the capital of Uruguay, Montevideo. The Company also reactivated routes during this quarter to the cities of Córdoba and Rosario in Argentina, thus serving 100% of its pre-pandemic destinations in that country. Finally, in December, GOL made its inaugural flights between Manaus and Miami, with its Boeing 737-MAX 8, connecting the north of Brazil to the United States.

In the domestic market, in response of the recovery in corporate demand, the Company increased its offer to Rio de Janeiro by 40% and reached a record number of seats in Congonhas. GOL is also preparing to offer new destinations beginning the first quarter of 2023, in addition to the six airports that began to be served last October: Santa Maria (RIA), São José do Rio Preto (SJP), Uberaba (UBA), Uruguaiana (URG), Ipatinga – Vale do Aço (IPN), Araçatuba (ARU) and Juiz de Outside – Zona da Mata Mineira (IZA), which are operated through the agreement with Voepass.

In November, GOL announced the expansion of operations in the Midwest, connecting capitals in the region on direct flights to the South and Northeast during the high season. Also in November, GOL inaugurated a flight between Salvador and Lençóis. In the South, the Company also consolidated its presence through inaugural flights between Santa Maria and São Paulo, in addition to new routes connecting Curitiba to Florianópolis and Porto Alegre.

"We've taking a careful and planned approach to increasing capacity and resuming routes in both the domestic and international markets. We want to make sure the demand is really there, and seek to optimize aircraft utilization and reduce unit cost excluding fuel. We have the required flexibility to return to more corporate markets in 2023, as and when the demand is sufficient, through the combination of our efficient fleet and high productivity," concluded Celso Ferrer.

Fleet Transformation Plan

In 4Q22, the Company received one new Boeing 737-MAX 8, totaling 38 737-MAX 8 at the end of 2022, and representing 26% of its fleet. The Company returned two Boeing 737-NG aircraft in the quarter.

In 2023, despite the global supply-chain challenges, the Company expects the delivery of 15 new aircraft, raising the total to 53 Boeing 737-MAX 8 in its fleet.

Investments to Improve Customer Experience

In the three months ended December 31, 2022, the Company inaugurated key initiatives aimed at improving its Customer experience, ranging from the new service provided by GOLLOG (CHEGOL) that helps Customers find items left behind on flights, to the debut of an "air shuttle" between Buenos Aires and São Paulo in joint partnership with Aerolíneas Argentinas, promoting greater flexibility for Customers to visit the capital of Argentina.

In October, the Company was recognized for the fifth consecutive time by Folha de São Paulo newspaper as the "Top of Mind" brand in the airline category. In November, GOL was again awarded by APEX (Airline Passenger Experience Association) a Four Star Low-Cost Carrier award in recognition of the Company's efforts to offer the best product to Customers through 'GOL's Way of Serving'. Finally, in December, GOL was recognized as the most admired airline brand by Cariocas, in a survey conducted by the newspaper O Globo in partnership with Troiano Branding.

"We seek to offer a differentiated product to our Customers, especially in the corporate segment. Our product is the sum of its onboard service, flight options, flexibility, technology for the Client journey, and a consistent

mileage program with tangible benefits, and we aim to excel in all of these areas. At the heart of that is GOL's history as a pioneer in aviation and its continued investment in engaging and leveraging its entire Team of Eagles to go above and beyond," said Carla Fonseca, Chief Experience Officer and President of SMILES.

Developments in ESG

In 4Q22, GOL received the YenVA Stage 2 certification and recorded an improvement in its CDP index, now rated B-. Through MOSS, GOL already offers its Customers the option to offset their carbon when purchasing airline tickets. However, in November, GOL and GLOBO signed a partnership to also neutralize emissions in essential corporate travel, an unprecedented measure in the industry. In December, Brazil's second 100% Carbon Neutral route, which connects Congonhas to Bonito, also completed one year of existence, neutralizing a total of 2,700 tons of CO_2 on more than 210 round-trip flights.

The Company created and consolidated Diversity and Inclusion groups to reflect and promote the diversity of its Eagles Team, addressing topics such as: Racial Equity, Gender Equity, LGBT+, Accessibility, Ageism and the Environment. This group will be responsible for the creation of performance indicators and support the evolution of the Company on these issues. At the GOL Institute, the Company registered 19 institutions that were directly supported, strengthening its Educational pillar.

Abra Group

On March 1, 2023, GOL's controlling shareholder, Mobi Fundo de Investimento em Ações Investimento no Exterior ("Mobi") announced that Mobi and some of Avianca's main investors signed on this date an amendment to the Master Contribution Agreement ("Master Contribution Agreement") which was the subject of the material disclosure by the Company on May 11, 2022. As part of the implementation of the transaction provided for in the Master Contribution Agreement, as amended, Mobi transferred to Abra Group Limited, a company incorporated under the laws of England and Wales ("Abra"), all shares issued by the Company held by Mobi.

Following the transfer of shares described above, the shares issued by the Company held by Abra will be transferred to two companies incorporated under the laws of England and Wales, called Abra Mobi LLP and Abra Kingsland LLP. Abra Mobi LLP, together with the Constantino brothers, will hold voting control of 50% of the common shares issued by GOL ("Common Shares"); and Abra Kingsland LLP will hold voting control of 50% of the Common Shares. Abra Mobi LLP will be directly controlled by Mobi (Constantino brothers) and Abra Kingsland LLP will be directly controlled by Kingsland. After the implementation of said steps, the Constantino brothers and Kingsland, through their direct and indirect stakes, as applicable, will hold 50% of the Common Shares each and Abra will hold 100% of the economic rights over the shares of issuance of the Company contributed by Mobi to the capital of the Sub-Holdings.

The parties to the Master Contribution Agreement will enter into a Shareholders' Agreement to govern their rights and obligations as shareholders of Abra, with Mobi (and, indirectly, the Constantino brothers) and the major investors of Avianca becoming co-controllers of Abra. The Transaction does not entail the need to carry out a tender offer.

Transformational Refinancing

On March 3, 2023, GOL issued Senior Secured Notes due in 2028 in the amount of up to US$1.4 billion in a private placement to Abra Group Limited, GOL's controlling shareholder. The Notes bear an interest rate of 18%, of which 4.5% will be paid in cash and 13.5% will be payment-in-kind, and are guaranteed by the intellectual property and brand of Smiles, the Company's market leading loyalty program, and also a pari passu lien on the intellectual property, brand and spare parts of GOL.

The issuance was comprised of up to US$451 million in cash for specific uses subject to certain conditions and approvals, and the contribution and retirement of US$1,077 million in face value of GOL's outstanding bonds representing 83% of the bonds maturing in 2024, 47% of the bonds maturing in 2025, 61% of the bonds maturing in 2026 and 10% of the Perpetuals. These bonds have been canceled representing a discount to par of US$312.6 million. Pro forma for the transaction, the net debt of GOL will be reduced by over US$100 million and will result in more than US$30 million in annual interest expense savings.

The transaction represents one of the largest completed liability management and comprehensive refinancing transactions in both the airline industry and the emerging markets. This transaction also represents the tenth liability management or capital raising transaction that GOL has completed since the onset of the Covid-19 pandemic.

As a result of this liability management operation, GOL obtained a series of important benefits in its capital structure and a significant improvement in its credit profile by increasing the average maturity of its bonds from 2.5 to 4.4 years, access to up to US$451 million of cash resources, and a significant reduction in annual interest payments.

Operational and Financial Indicators

Traffic Data - GOL (in millions)	4Q22	4Q21	% Var.
RPK GOL - Total	9,107	7,281	25.1%
RPK GOL - Domestic	8,208	7,164	14.6%
RPK GOL - Foreign Market	899	117	NM
ASK GOL - Total	11,375	8,817	29.0%
ASK GOL - Domestic	10,185	8,662	17.6%
ASK GOL - Foreign Market	1,189	154	NM
GOL Load Factor - Total	80.1%	82.6%	(2.5 p.p.)
GOL Load Factor - Domestic	80.6%	82.7%	(2.1 p.p.)
GOL Load Factor - Foreign Market	75.6%	76.0%	-0.4 p.p.
Operating Data	**4T22**	**4T21**	**% Var.**
Revenue Passengers - Pax on Board ('000)	7,776	6,558	18.6%
Aircraft Utilization (Block Hours/Day)	11.6	11.5	0.9%
Departures	57,166	45,227	26.4%
Total Seats ('000)	9,958	7,892	26.2%
Average Stage Length (km)	1,130	1,101	2.6%
Fuel Consumption in the Period (mm liters)	315	249	26.5%
Full-Time Employees (at period end)	14,048	13,969	0.6%
Average Operating Fleet(4)	110	84	31.0%
On-Time Departures	79.0%	86.5%	(7.5 p.p.)
Flight Completion	98.3%	99.4%	(1.1 p.p.)
Passenger Complaints (per 1,000 pax)	0.79	1.11	(28.8%)
Lost Baggage (per 1,000 pax)	2.66	2.38	11.8%
Financial Data	**4T22**	**4T21**	**% Var.**
Net YIELD (R$ cents)	48.16	38.58	24.8%
Net PRASK (R$ cents)	38.56	31.86	21.0%
Net RASK (R$ cents)	41.55	33.15	25.3%
CASK (R$ cents)	36.00	52.99	(32.1%)
Non-fuel CASK² (R$ cents)	19.75	41.45	(52.3%)
Recurring CASK (R$ cents) (5)	35.35	34.66	2.0%
Recurring ex-fuel CASK (R$ cents) (5)	19.09	23.12	(17.4%)
Breakeven Load Factor Ex-Non Recurring Expenses	68.1%	86.4%	(18.3 p.p.)
Average Exchange Rate(1)	5.26	5.58	(5.9%)
End of Period Exchange Rate(1)	5.22	5.58	(6.5%)
WTI (Average per Barrel, US$)(2)	82.64	77.19	7.1%
Fuel Price per Liter (R$) (3)	5.99	4.17	43.6%
Gulf Coast Jet Fuel Cost (average per liter, US$)(2)	0.86	0.58	48.3%

(1) Source: Central Bank of Brazil; (2) Source: Bloomberg; (3) Fuel expenses excluding hedge results and PIS and COFINS/liters credits consumed; (4) Medium fleet excluding sub-leased aircraft and MRO aircraft. Some figures may differ from quarterly information - ITR due to rounding. (5) Excludes non-recurring expenses

Domestic Market

Demand in the domestic market reached 8,208 million RPK, an increase of 14.6% compared to 4Q21, and 85% of RPK recorded in 4Q19.

Supply in the domestic market in turn reached 10,185 million ASK, representing an increase of 17.6% compared to 4Q21, and 87% of the levels reached in 4Q19.

The occupancy rate was 80.6% and the Company transported approximately 7.4 million Customers in 4Q22, an increase of 22.4% compared to the same quarter of the previous year.

International Market

The supply in the international market, measured in ASK, was 1.189 million, and the demand (in RPK) was 899 million. The percentage comparison to 4Q21 is distorted by the fact that the previous base is almost nil.

During this period GOL transported approximately 348,000 passengers in this market.

Volume of Departures and Total Seats

In 4Q22, the Company's total volume of takeoffs was 57,166, representing an increase of 26.4% compared to 4Q21. The total number of seats available on the market was 9.9 million, representing an increase of 26.2% compared to the same period in 2021.

PRASK, RASK and Yield

Net PRASK in 4Q22 was 21% higher compared to 4Q21, reaching 38.56 cents (R$). The Company's net RASK was 41.55 cents (R$), representing an increase of 25.3% also compared to the same period of the previous year. Net *yield* recorded in 4Q22 was 48.16 cents (R$), resulting in an increase of 24.8% compared to 4Q21.

All profitability indicators for the quarter, described above, also showed significant evolution compared to the same period in 2019, demonstrating the Company's continued and efficient capacity management and pricing.

Income Statement (Unaudited)

Income Statements in IFRS (R$ MM)	4Q22	4Q21	% Var.
Net Operating Revenue	4,726.6	2,922.3	61.7%
Passenger Transportation	4,385.9	2,808.9	56.1%
Cargo and Others	340.7	113.5	200.2%
Operating Costs and Expenses	(4,095.5)	(4,671.7)	(12.3%)
Personnel	(668.2)	(595.2)	12.3%
Personnel - Operations	(424.2)	(373.3)	13.6%
Personnel - Others	(244.0)	(221.9)	10.0%
Jet Fuel	(1,848.7)	(1,017.1)	81.8%
ICMS Tax on Fuel	(178.2)	(293.0)	(39.2%)
Fuel (ex-ICMS)	(1,670.5)	(724.0)	130.7%
Landing Fees	(237.0)	(151.6)	56.3%
Passenger Costs	(276.8)	(179.0)	54.6%
Services	(273.8)	(340.4)	(19.6%)
Sales and Marketing	(205.6)	(174.7)	17.7%
Maintenance, Material and Repairs	(81.6)	(1,712.9)	(95.2%)
Depreciation and Amortization	(461.8)	(382.1)	20.9%
Others	(42.0)	(118.7)	(64.6%)
Operating Income (Expenses) (EBIT)	631.2	(1,749.4)	NM
Operating Margin	*13.4%*	*(59.9%)*	*NM*
Other Financial Revenues (Expenses)	(381.2)	(1,092.1)	(65.1%)
Interest on Loans and Financing	(731.4)	(482.2)	51.7%
Gains from Short-Term Investments	6.0	18.4	(67.4%)
Exchange Rate Cash Changes	685.4	(487.9)	NM
Net Income (Loss) from Derivatives	(9.8)	(0.8)	NM
Income (Expenses) from ESN and Capped Calls	2.1	16.3	(87.1%)
Other Net Revenues (Expenses)	(333.5)	(156.0)	113.8%
Income (Loss) before Income Tax/Social Contribution	250.0	(2,841.5)	NM
Net Margin before Taxes	*5.3%*	*(97.2%)*	*NM*
Income Tax	(19.1)	32.1	NM
Current Income Tax	(2.5)	0.1	NM
Deferred Income Tax	(16.6)	32.1	NM
Net Income (Loss) after Minority Interest	230.9	(2,809.3)	NM
Net Margin	*4.9%*	*(96.1%)*	*NM*
Earnings (Loss) Per Share (EPS) in R$	0.55	(7.09)	NM
Weighted Average Number of Shares (Million)(3)	418.7	396.2	5.7%
Earnings (Loss) Per ADS in US$	0.21	(2.54)	NM
Weighted Average Number of ADSs (Million)(3)	209.3	198.1	5.7%
Earnings (Loss) Per Share (EPS) in R$(5)	-	-	NM
Weighted Average Number of Shares (Million)(4)	456.6	434.8	5.0%
Earnings (Loss) Per ADS in US$(5)	-	-	NM
Weighted Average Number of ADSs (Million)(4)	228.3	217.4	5.0%
Recurring (R$ MM)	**4Q22**	**4Q21**	**% Var.**
Net Income (Loss) before Minority Interest	230.9	(2,809.3)	NM
Financial Expenses	381.2	1,092.1	(65.1%)
Expenses with Income Taxes	19.1	(32.1)	NM
Depreciation and Amortization	461.8	382.1	20.9%
Non-Recurring Expenses	75.0	1,616.1	(95.4%)
Recurring EBITDA	1,168.0	248.8	NM
Recurring EBITDA Margin	*24.7%*	*8.5%*	*16.2 p.p.*
Recurring EBIT	706.2	(133.3)	NM
Recurring EBIT Margin	*14.9%*	*(4.6%)*	*NM*
Recurring Pre-Tax Income	(362.5)	(753.8)	(51.9%)
Recurring EBIT Margin	*(7.7%)*	*(25.8%)*	*18.1 p.p.*
Recurring Net Income	(381.6)	(721.7)	(47.1%)
Recurring Net Income Margin	*(8.1%)*	*(24.7%)*	*16.6 p.p.*
Earnings Per Share (LPA) Diluted in R$ (1) (2) (4) (5)	-	-	NM
Earnings Per ADS Equivalent Diluted in US$ (1) (2) (4) (5)	-	-	NM

(1) Excludes unrealized gains and losses from esn/capped calls mark-to-market and gains and losses from exchange variation on debt. (2) Excludes net exchange and monetary variations. (3) Excludes effects of options and warrants related to ESNs. (4) Includes options effects and warrants related to ESNs. (5) Not applicable, there is no forecast of dilution of injury in international accounting standards (IFRS).

Net Revenue

Net operating revenue in the fourth quarter was a record in the Company's history, at R$4.7 billion, 61.7% higher than 4Q21 revenue and 24.3% higher than operating revenue in 4Q19. Ancillary revenues totaled R$341 million, triple that recorded in 4Q21 and about 7.2% of total net revenue in the fourth quarter of 2022.

Operational Expenses

The recurrent CASK in 4Q22 was 35.35 cents (R$), representing an increase of 2% when compared to 4Q21, mainly influenced by the high cost of fuel. The unit cost excluding fuel fell by 17.4% and when converted into dollars, a decrease of 17.4% when compared to 4Q21 even with an offer 12.3% lower than that period, mainly due to the resumption of capacity and improvement in aircraft productivity indexes.

The cost indicators per ASK described in this session and their comparative basis, as well as explanations of the nature of their variations, are based on the recurring reported figures.

Operational Expenses (R$ MM) (Unautided)	4Q22	4Q21	% Var.
Personnel	(668.2)	(595.2)	11.3%
Personnel - Operations	(424.2)	(373.3)	13.6%
Personnel - Others	(244.0)	(221.9)	10.0%
Aviation Fuel	(1,848.7)	(1,017.1)	81.8%
ICMS Tax on Fuel	(178.2)	(293.0)	(39.2%)
Fuel (ex-ICMS)	(1,670.5)	(724.0)	130.7%
Landing Fees	(237.0)	(151.6)	56.3%
Passenger Costs	(276.8)	(179.0)	54.6%
Services	(272.5)	(340.4)	(19.9%)
Sales and Marketing	(205.6)	(174.7)	17.7%
Maintenance, Material and Repairs	(81.6)	(1,712.9)	(95.2%)
Depreciation and Amortization	(461.8)	(382.1)	20.9%
Other Expenses	(42.0)	(118.7)	(64.6%)
Total Operating Expenses	(4,095.5)	(4,671.7)	(12.3%)
Operating Expenses Ex-Fuel	(2,246.7)	(3,654.7)	(38.5%)
Non-Recurring Expenses	(75.0)	(1,616.1)	(95.4%)
Operating Expenses per ASK (Unaudited)	**4Q22**	**4Q21**	**% Var.**
Personnel	(5.87)	(6.75)	(13.0%)
Personnel - Operations	(3.73)	(4.23)	(11.8%)
Personnel - Others	(2.14)	(2.52)	(15.1%)
Aviation Fuel	(16.25)	(11.54)	40.8%
ICMS Tax on Fuel	(1.57)	(3.32)	(52.7%)
Fuel (ex-ICMS)	(14.69)	(8.21)	78.9%
Landing Fees	(2.08)	(1.72)	20.9%
Passenger Costs	(2.43)	(2.03)	19.7%
Services	(2.41)	(3.86)	(37.6%)
Sales and Marketing	(1.81)	(1.98)	(8.6%)
Maintenance, Material and Repairs	(0.72)	(19.43)	(96.3%)
Depreciation and Amortization	(4.06)	(4.33)	(6.2%)
Other Expenses	(0.37)	(1.35)	(72.6%)
CASK (R$ cents)	(36.00)	(52,99)	(32.1%)
Recurring CASK(1)	(35.35)	(34.66)	2.0%
Recurring CASK Ex-Fuel(1)	(19.09)	(23.12)	(17.4%)

(1) Excludes non-recurring expenses

Personnel expenses per ASK: lower by 13.3% due to the higher generation of ASKs (by approximately 29%) and lower labor expenses, partially impacted by higher expenses related to variable crew remuneration due to increased supply and use.

Aviation fuel expenditures per ASK: higher by 40.8%, due to the increase in the price of a barrel of oil (WTI) by 7% and mainly on the cost of logistics and refining of fuel, directly impacting the cost of aviation kerosene (QAV) by 43.6% in the period, partially offset by a higher proportion of Boeing 737-MAX 8 in the operational fleet and reduction of approximately 7, 3% in fuel consumption per hour-block operated.

Landing and take-off fares by ASK: higher by 20.9%, due to the increase in the number of takeoffs by 26.4% and resumption of international supply, since during 4Q21 the number of international flights was virtually nil, partially offset by the 29% increase in the generation of ASKs.

Passenger expenses per ASK: higher by 19.7% mainly due to higher expenses with ramp services, *handling, the* increase of 26.4% in the volume of takeoffs and the purchase of capacity related to regional operations, partially offset by the 29% increase in ASKs in the period.

Provision of services by ASK: lower by 37.6% due to lower expenses with consulting services and legal advice and the increase of 29% of ASKs in the period, partially offset by higher expenses with it services.

Commercials and advertising by ASK: lower by 8.6% due to lower call center spending and the 29% increase in ASKs in the period, partially offset by higher commission expenses in the period, due to higher sales volume and investment in marketing actions.

Maintenance and repair material by ASK: lower by 96.3%, due to lower expenses with rotating parts, maintenance services during high season and 29% increase in ASKs in the period, in addition to aircraft returns in the period are already being covered by the provision constituted in previous years.

Depreciation and amortization by ASK: lower by 6.2% due to the 29% increase in ASKs in the period, partially offset by the increase in depreciation of the right to use aircraft generated by fleet acceleration and receipt of a new aircraft.

Other revenues and expenses per ASK: lower by 72.6% due to lower contingency expenses and generation of other international revenues, in addition to the 29% increase in ASKs in the period.

Operating Results

Recurring EBIT recorded in 4Q22 was R$706.2 million, representing a recurring operating margin of 15%. On a per available seat kilometer basis, recurring EBIT reached 6.2 cents (R$).

Recurring EBITDA recorded in 4Q22 was R$1,168 million, representing a recurring margin of 24.7%. Recurring EBITDA on an available seat-kilometer basis in the period was 10.3 cents (R$).

EBIT and EBITDA Reconciliation (R$ MM) (Unaudited)	4Q22	4Q21	% Var.
Net Income (Loss)	230.9	(2,809.3)	NM
(-) Non Recuring Events	(75.0)	(1,616.1)	(95.4%)
Recuring Net Income (Loss)	305.9	(1,193.2)	NM
(-) Income Tax	19.1	(32.1)	NM
(-) Net Financial Result	381.2	1,092.1	(65.1%)
Recurring EBIT [(1)]	706.2	(133.3)	NM
Recuring EBIT maring [(1)]	*14.9%*	*(4.6%)*	*NM*
(-) Depreciation and Amortization	415.9	382.1	8.8%
Recurring EBITDA	1,168.0	248.8	NM
Recurring EBITDA margin	*24.7%*	*8.5%*	*16.2 p.p.*
EBITDA Calculation (R$ centavos/ASK) (Unaudited)	**4Q22**	**4Q21**	**% Var.**
Net Revenue	41.55	33.15	25.7%
Recurring Operating Costs and Expenses	(35.35)	(34.66)	1.7%
Recurring EBIT [(1)]	6.21	(1.51)	NM
Depreciation and Amortization	(4.06)	(3.89)	5.1%
Recurring EBITDA [(1)]	10.27	2.37	329.2%

*(1) Excludes non-recurring results. *According to CVM Instruction No. 527, the Company presents the reconciliation of EBIT and EBITDA, according to which: EBIT = net income (loss) (+) taxes on income and social contributions (+) net financial result; and EBITDA = net income (loss) (+) taxes on income and social contributions (+) net financial result (+) depreciation and amortization. Some figures in the report may differ from quarterly information - ITR due to rounding.*

Results of Hedge Operations

The Company *uses hedge accounting* for the purposes of accounting for some of its derivative instruments. In 4Q22, GOL acknowledged a loss of R$13.2 million in *its hedging operations*, of which R$3.4 million was recorded in operating income and R$9.8 million in the Company's financial results.

Fuel: GOL recognized net losses of R$10.5 million in its hedging operations to mitigate the Company's exposure to changes in the price of aviation fuel, of which R$3.4 million was recorded in operating income and R$7.1 million in financial results.

Interest: Transactions to protect the cash flow of future leasing contracts, whose installments are exposed to floating rate volatility, resulted in losses of R$1.8 million in financial results in 4Q22.

Foreign Exchange: The Company recognized losses of R$0,9 million from foreign exchange *hedge derivative* transactions during 4Q22.

Income Tax

In 4Q22, the expense with Income Tax and Contributions was R$19.1 million, an increase compared to 4Q21, due to the increase in deferred liabilities in the quarter.

Net Income and Earnings per Share

In 4Q22, Company recorded a net income of R$0.2 billion (and net loss of R$381.6 million excluding gains from net exchange variation of R$685.4 million, non-recurring net expenses of R$75.0 million, and a R$2.1 million changes related to *the results of Exchangeable Notes* and *Capped Calls*. This result represents an earnings per share of R$0.55 and earnings per ADS of US$0.21.

Net Income (Expenses) (R$ MM) (Unaudited)	4Q22	4Q21	% Var.
Net Income (Loss)	230.9	(2,809.3)	NM
(-) Income (Expenses) from ESN and *Capped Calls*	(2.1)	(16.3)	(87.1%)
(-) Exchange Rate Changes, Net[1]	(685.4)	487.9	NM
(-) Non-Recurring Expenses and Revenues, Net	75.0	1,616.1	(95.4%)
Net Income (Loss) for the Period	(381.6)	(721.7)	(47.1%)
Earnings Per Share and Per ADS (Unaudited)	**4Q22**	**4Q21**	**% Var.**
Weighted Average Number of Shares[2]	418.7	396.2	5.7%
Weighted Average Number of ADS[3]	209.3	198.1	5.7%
Basic Net Earnings (Loss) per Share in R$	0.55	(7.09)	NM
Basic Net Earnings (Loss) per ADS in US$	0.21	(2.54)	NM
Basic Recurring Net Earnings (Loss) per Share in R$[4]	(0.91)	(1.82)	(50.0%)
Basic Recurring Net Earnings (Loss) per ADS in US$[4]	(0.35)	(0.65)	(46.2%)
Diluted Earnings per Share and per ADS (Unaudited)	**4Q22**	**4Q21**	**% Var.**
Diluted Weighted Average Number of Shares[2]	456.6	434.8	5.0%
Diluted Weighted Average Number of ADS[3]	228.3	217.4	5.0%
Diluted Earnings (Loss) per Share in R$[5]	-	-	NM
Diluted Earnings (Loss) per ADS in US$[5]	-	-	NM

(1) The difference between the amount presented and the amount disclosed in the income statement of the quarterly information – ITR for the period ended December 31, 2021, is allocated to the results of ESN and capped calls. (2) Considers the ratio of 35 common shares per preferred share. The number of diluted shares used for the calculation was 455.1 million in 4Q22, including the additional effects of converting ESNs into shares. (3) Considers the ratio of 2 preferred shares per ADS. (4) Earnings per share excludes the results of (i) net exchange variation; (ii) Exchangeable and capped calls; and (iii) non-recurring related. (5) Not applicable, there is no forecast of dilution of injury in international accounting standards (IFRS).

Cash Flow

Operating activities generated approximately R$0.8 billion in 4Q22 leveraged by working capital initiatives and a reflection of the higher operating volume during the quarter.

Investment activities consumed approximately R$0.1 billion net in the quarter, mainly due to investments in inventory parts and engine maintenance to provide an increase in the operational fleet and increase in supply.

Financing activities in 4Q22 consumed R$0.8 billion, mainly impacted by R$0.1 billion in loan payments and R$0.7 billion in lease payments, partially offset by new funding lines.

Summarized Consolidated Cash Flow (R$ MM) (Unaudited)	4Q22	4Q21	% Var.
Net Income (Loss) for the Period	230.9	(2,809.3)	NM
Non-Cash Items Adjustment	469.9	2,367.9	(80.2%)
Net Profit (Loss) After Non-Cash Items Adjustment	700.8	(441.4)	NM
Net Cash for (Used in) Operating Activities	888.6	648.6	37.0%
Net Cash Used in Investing Activities	(101.8)	(250.0)	(59.3%)
Net Cash Flow	786.8	398.7	97.3%
Net Cash from (Used in) Financing Activities	(845.6)	(768.2)	10.1%
Net Increase (Decrease) in Liquidity[1]	(58.8)	(369.6)	(84.1%)
Total Liquidity at the Beginning of the Period	1,539.0	2,080.0	(26.0%)
Trade Receivables at the Beginning of the Period	951.3	638.9	48.9%
Trade Receivables at the End of the Period	887.7	850.7	4.3%
Total Liquidity at the End of the Period	1,480.2	1,710.5	(13.5%)

(1) Includes cash balances, cash equivalents, financial investments, trade receivables and securities and amounts receivable.

Liquidity and Indebtedness

In 4Q22, the Company's total liquidity (cash and cash equivalents, financial investments, deposits and accounts receivables) was R$4.1 billion, an increase of approximately 13% compared to the same period a year earlier.

On December 31, 2022, GOL recorded a total of R$11.9 billion in Loans and Financing, of which R$1.1 billion is current liabilities. The total lease liabilities recorded is R$11.2 billion (R$16.5 billion assuming the LTM payment methodology x7).

The gross debt recorded in 4Q22 was R$23.1 billion (R$28.4 billion assuming the LTM x7 payment methodology), representing an increase of 29.2% and 8.0% over 4Q21 and 3Q22, respectively, mainly due to the increased amount of deferred lease payments obligations during this period. The adjusted net debt to recurring LTM EBITDA was 9.5x as of December 31, 2022. The average maturity of the Company's long-term debt, excluding aircraft leases and perpetual bonuses, was 2.5 years. The average debt rate in Reais was 18.8% and in bonds in U.S. Dollars, excluding aircraft rental and perpetual bonus was 6.8%.

Including the pro-forma effects of the issuance of Senior Secured Notes 2028, the adjusted net debt to EBITDA 2023E (as per the Company's guidance) would be 5.8x, considering balances calculated on December 31, 2022. The average maturity of the Company's long-term debt, excluding aircraft leases and perpetual bonds, increases from 2.5 years to 4.4 years. The average debt and cash rate on US Dollar bonds excluding aircraft leases and perpetual bonds would be approximately 5.6%.

Liquidity (R$ MM) (Unaudited)	4Q22	4Q21	% Var.
Cash, Short-Term Investments and Restricted Cash	592.5	859.9	(31.1%)
Trade Receivables	887.7	850.7	4.3%
Deposits	2,659.8	1,949.0	36.5%
Total Liquidity	4,140.0	3,659.7	13.1%
Total Liquidity as a % of LTM Net Revenue	*9.7%*	*23.0%*	*(13.3 p.p.)*
Debt (R$ MM) (Unaudited)	**4Q22**	**4Q21**	**% Var.**
Bank Loans	115.8	58.0	99.7%
Aircraft and Engines Financing and Maintenance	373.3	655.7	(43.1%)
Leases (annual lease payment x7)	16,501.4	10,145.0	62.7%
Bonds	8,818.8	8,321.5	6.0%
Exchangeable Notes	1,857.4	1,988.2	(6.6%)
Perpetual Notes	819.6	876.6	(6.5%)
Total Loans and Financing	28,486.3	22,045.0	29.2%
Short-Term Debt	4,204.0	2,574.2	63.3%
Debt - Dollar (US$)	658.6	428.0	53.9%
Debt - Domestic Currency (BRL)	767.5	185.5	313.7%
Long-Term Debt	24,282.3	19,470.9	24.7%
Debt - Dollar (US$)	4,510.2	3,296.8	36.8%
Debt - Domestic Currency (BRL)	749.2	1,073.1	(30.2%)
Debt and Leverage(1) (R$ MM) (Unaudited)	**4Q22**	**4Q21**	**% Var.**
Gross Debt Ex-Perpetual Notes (R$ MM)	27,666.7	21,168.4	30.7%
Total Cash (R$ MM)	592.5	859.9	(31.1%)
Adjusted Net Debt (R$ MM)	27,074.2	20,308.5	(33.3%)
% of Gross Debt in Foreign Currency	*94.7%*	*94.3%*	*0.4 p.p.*
% of Short-Term Debt	*14.8%*	*11.7%*	*3.1 p.p.*
% of Long-Term Debt	*85.2%*	*88.3%*	*(3.1 p.p.)*
Total Loans and Financing	28,486.3	22,045.0	29.2%
- Perpetual Notes	819.6	876.6	(6.5%)
- Total Cash	592.5	859.9	(31.1%)
= Net Debt (Ex-Perpetual Notes)	27,074.2	20,308.5	33.3%
EBITDA LTM	2,168.5	(2,738.1)	NM
Adjusted EBITDA UDM(2)	2,863.5	2,093.0	36.8%
Adjusted Net Debt / EBITDA UDM(2)	9.5x	9.7x	(0.2x)
Adjusted Gross Debt / EBITDA UDM(2)	9.7x	10.1x	(0.5x)

(1) Excluding perpetual notes and considering aircraft leases x 7 times. (2) Excluding non-recuring expenses

Financial Debt Amortization Schedule (in billions)[1] (Unaudited)


Debt Amortization Schedule, excluding refinancing
(billion)[2]
4.14
0.46
0.03
0.34
0.02
0.10
0.43
0.56
0.72
0.69
0.16
Liquidity 4Q22
1H23
2H23
2024
2025
2026
2027+
Debt in US$
Exchangeable Senior Notes US$
Debt in R$

1- In the currency of issuance/contracting
2- Excluding perpetual bonds

Fleet

At the end of 4Q22, GOL's total fleet was 146 Boeing 737 aircraft, of which 106 were NGs, 38 were MAXs and 2 Cargo NGs. The Company's fleet is 100% composed of medium-sized aircraft (narrowbody), with 97% financed via operating leases and 3% financed via finance leases.

Frota Total ao Final do Período (Unaudited)	4Q22	4Q21	Var.	3Q22	Var.
Boeing 737	146	135	*11*	147	*-1*
737-700 NG	20	23	*-3*	21	*-1*
737-800 NG	86	89	*-3*	87	*-1*
737-800 NG Freighters	2	-	*2*	2	*0*
737-MAX 8	38	23	*15*	37	*1*

As of December 31, 2022, GOL had 92 firm orders for the acquisition of Boeing 737-MAX aircraft, of which 67 were for the 737-MAX 8 model and 25 for the 737-MAX 10 model. The Company's fleet plan provides for the return of about 17 operational aircraft by the end of 2023, with the flexibility to accelerate or reduce the volume of returns if necessary.

Outlook

GOL updates its financial forecasts to reflect revisions in the level of supply expected for the year 2023 in view of expectations of recovery in corporate demand and impacts on the global chain of aircraft deliveries and the supply chain. To help investors and analysts understand how GOL addresses its near-term planning, the Company shares the following indicators:

Financial Outlook (Consolidated, IFRS)	2023E		1Q23E
	Previous	Revised	Preliminary
Total operational fleet (average)	118 - 122	114-118	108
ASKs, System (% change)	20 - 25%	15 - 20%	11 - 13%
Seats, System (% change)	25 - 30%	20 - 25%	14 – 16%
Departures, System (% change)	25 - 30%	20 - 25%	14 – 16%
Average load factor (%)	~80%	~81%	~82%
Net revenues (R$bn)	~20.0	~19,5	~4,8
Non-fuel CASK[2] (US$ cents)	~3.6	~3,6	~3,8
Fuel price (R$/liter)	~5.3	~5,4	~5,7
EBITDA margin[2] (%)	~24%	~24%	~22%
EBIT margin[2] (%)	~14%	~14%	~12%
Net financial expense[3] (R$bn)	~2.0	~2,1	~0,6
Pre-tax margin[3] (%)	~4%	~3%	~1%
Effective income tax rate (%)	~24%	~24%	~24%
Capex, net[4] (R$mm)	~700	~600	~150
Aircraft Acquisitions (R$mm)	~1,000	~800	0
Aircraft Debt (7x Annual Aircraft Rent) (US$bn)	~3.5	~3,5	~3,5
Financial Debt (US$bn)	~2.4	~2,7	~2,7
Net Debt[5] / EBITDA[2] (x)	~6x	~6x	9x
Fully-diluted shares out[6] (mm)	~435	~435	~435
EPS, fully diluted (R$)[3]	~0.3	~0.3	~0
Fully-diluted ADS out.[6] (mm)	~217.5	~217,5	~217,5
EPADS, fully diluted (US$)[3]	~0.2	~0,2	~0

(1) Cargo. loyalty. buy-on-board and other ancillary revenues; (2) Recurring operating results, excluding cargo aircraft; (3) Excluding currency gains and losses and Unrealized losses on Exchangeable Senior Notes; (4) Capex, net is calculated as gross capex (capitalized aircraft maintenance) less financed capex (credit facilities to finance assets and capitalized maintenance costs) ; (5) Including 7x annual aircraft lease payments and excluding perpetual bonds; and (6) Includes stock option exercises that may be issued from the stock option program and related to Exchangeable Senior Notes.

ESG Review

With an internal structure fully dedicated to ESG, including Diversity, Equity & Inclusion (DE&I) agendas, the area responsible for GOL's ESG management provides reports and indicators on the topic reporting directly to GOL's Senior Management. Its mission is to provide clarity and actions to ESG initiatives, developing a clear and comprehensive plan to achieve goals and monitoring ongoing initiatives. GOL's Executives and Senior Management also have now a corporate goal related to ESG indicators, which are part of the variable component of their annual compensation.

In 2022, GOL celebrated the anniversary of its second route where the total carbon emission was offset by the Company in partnership with MOSS. Over the first 12 months, this initiative offset more than 7,290 tons of CO_2.

Environment	4Q22	2021	2020	2019
Fuel				
Total Fuel Consumed (GJ X 1,000)	10,498	26,188	25,232	51,492
% Renewable Fuel	0	0	0	0
Total Fuel Consumed (Liters X 1,000 / ASK)	27,9	27,7	28,8	28,9
Scope 1 Gross Global Emissions				
Greenhouse gas (GHG) emissions (tons CO_2)	764,058	1,905,556	1,774,332	3,524,184
Greenhouse gas (GHG)/Emissions/Flight Hour (TONS CO_2)	7.9	8.5	9.2	8.7
Greenhouse gas (GHC) Compensated greenhouse gas (GHG) emissions	1,097	71	0	0
Fleet				
Fleet Average Age	10.4	10.7	11.0	9.9
Social	**4Q22**	**2021**	**2020**	**2019**
Labor Relations				
Gender of Employees (% Male/Female)	56/44	56/44	56/44	55/45
Age: Under 30 Years (%)	20	24	26	26
Between 30 and 50 Years (%)	68	65	63	62
Over 50 Years (%)	12	11	11	12
Active Workforce Covered by Collective Bargaining Agreements (%)	100	100	100	100
Number and Duration of Strikes and Blocks (# Days)	0	0	0	0
Customer and Company Behavior				
Punctuality (%)	79.0	92.8	93.2	89.0
Regularity (%)	98.3	99.0	97.9	98.1
Loss of Baggage (Per 1,000 Pax)	2.66	2.06	2.10	2.09
Safety				
Number of Fatalities	0	0	0	0
Number of Government Surveillance and Security Actions	0	0	0	0
Governance	**4Q22**	**2021**	**2020**	**2019**
Administration				
Independent Directors (%)	55	55	55	50
Participation of Women in Leadership Positions (%)	35	35	35	33
Committees and Policies				
Number of Committees: All with Independent Members Included	5	5	5	5
Compliance Policy (Available on the Company's IR Site)	✓	✓	✓	✓
Disclosure of Information and Securities Trading Policy (Available on the	✓	✓	✓	✓
Shareholders' Meetings				
Representation in the Voting Capital of the General Meetings (%)	100	100	100	100

Consolidated Income Statement (Unaudited)

Income Statements (R$ MM) (Unaudited)	4Q22	4Q21	% Var.
Net Operating Revenue	4,726.6	2,922.3	61.7%
Passenger Transportation	4,385.9	2,808.9	56.1%
Cargo and Others	340.7	113.5	200.2%
Operating Costs and Expenses	(4,095.5)	(4,671.7)	(12.3%)
Personnel	(668.2)	(595.2)	12.3%
Aviation Fuel	(1,848.7)	(1,017.1)	81.8%
Landing Fees	(237.0)	(151.6)	56.3%
Passenger Costs	(276.8)	(179.0)	54.7%
Services	(273.8)	(340.4)	(19.6%)
Sales and Marketing	(205.6)	(174.7)	17.7%
Maintenance, Material and Repairs	(81.6)	(1,712.9)	(95.2%)
Depreciation and Amortization	(461.8)	(342.6)	34.8%
Others	(41.9)	(158.3)	(73.5%)
Equity Pickup			
Operating Profit	631.2	(1,749.4)	NM
Net Financial Result	(381.2)	(1,092.1)	(65.1%)
Income (Loss) Before Income Taxes	250.0	(2,841.5)	NM
Current Income Tax/Social Contribution	(2.5)	0.1	NM
Deferred Income Tax/Social Contribution	(16.6)	32.1	NM
Net Income (Loss) before Minority Interest	230.9	(2,809.3)	NM
Net Income (Loss) for the Period	0.55	(7.09)	NM
Earnings (Loss) per Share	0.21	(2.54)	NM
Income (Loss) Per ADS in US$	418.7	396.2	5.7%

Consolidated Balance Sheets (Unaudited)

Consolidated Balance Sheet (R$000) (Unaudited)	4Q22	4Q21	Var %
ASSETS	16,970,285	14,402,343	17.8%
Current	2,993,543	2,688,041	11.4%
Cash and Cash Equivalents	169,035	486,258	(65.2%)
Investments	404,113	39,543	NM
Restrict Cash	-	251,820	NM
Trade Receivables	887,734	850,683	4.4%
Inventories	438,865	269,585	62.8%
Deposits	380,267	191,184	98.9%
Advance to Suppliers and Third Parties	302,658	270,342	12.0%
Taxes to Recover	195,175	176,391	10.6%
Rights from Derivative Transactions	16,250	4,936	229.2%
Other Credits	199,446	147,300	35.4%
Non-Current	13,976,742	11,714,302	19.3%
Investments	-	162	NM
Restricted Cash	19,305	82,164	(76.5%)
Deposits	2,279,503	1,757,842	29.7%
Advance to Suppliers and Third Parties	49,698	76,138	(34.7%)
Taxes to Recover	53,107	72,976	(27.2%)
Deferred Taxes	77,251	75,799	1.9%
Other Credits	33,187	41,717	(20.4%)
Rights from Derivative Transactions	13,006	109,125	(88.1%)
Investments	-	-	NM
Property, Plant & Equipment	9,588,696	7,675,170	24.9%
Intangible Assets	1,862,989	1,823,209	2.2%
LIABILITIES AND SHAREHOLDERS' EQUITY	16,970,285	14,402,343	17.8%
Current	13,861,247	11,081,795	25.1%
Loans and Financing	1,126,629	634,614	77.5%
Leases to Pay	1,948,258	2,057,687	(5.3%)
Suppliers	2,274,503	1,820,056	25.0%
Suppliers - Drawn risk	29,941	22,733	31.7%
Labor Obligations	600,451	374,576	60.3%
Taxes and Contributions to Collect	258,811	122,036	112.1%
Airport Fees	1,173,158	911,174	27.5%
Advance Ticket Sales	3,502,556	2,670,469	31.2%
Frequent-Flyer Program	1,576,849	1,298,782	21.4%
Advances from Ticket Sales	354,904	237,092	49.7%
Provisions	634,820	477,324	33.0%
Liabilities with Derivative Transactions	519	-	NM
Other Liabilities	379,078	455,251	(16.6%)
Non-Current	24,467,853	24,374,226	0.4%
Loans and Financing	10,858,262	11,265,416	(3.6%)
Leases to Pay	9,258,701	8,705,297	6.4%
Suppliers	45,451	78,914	(42.4%)
Labor Obligations	285,736	25,919	NM
Taxes and Contributions to Collect	265,112	24,414	NM
Airport Fees	218,459	277,060	(21.2%)
Frequent-Flyer Program	292,455	318,349	(8.1%)
Lp Provisions	2,894,983	3,109,998	(6.9%)
Deferred Taxes	36,354	411	NM
Other Liabilities	312,339	568,449	(45.1%)
Shareholders' Equity	(21,358,815)	(21,053,678)	(1.4%)
Share Capital	4,040,397	4,039,112	0.0%
Shares to Issue	-	3	NM
Treasury Shares	(38,910)	(41,514)	(6.3%)
Capital Reserve	1,178,568	46,441	NM
Equity Valuation Adjustments	(770,489)	(1,033,575)	(25.5%)
Share-Based Compensation	-	142,762	NM
Gains on Change in Investment	(25,768,381)	(24,206,908)	6.5%
Non-Controlling Shareholders	-	-	NM

Consolidated Cash Flow (Unaudited)

Consolidated Cash Flow (R$000) (Unaudited)	4Q22	4Q21	% Var.
Net Income (Loss) for the Period	230,910	(2,809,322)	NM
Depreciation - Aircraft Right of Use	278,879	228,445	22.1%
Depreciation and Amortization – Others	182,942	153,715	19.0%
Provision for Doubtful Accounts	3,825	1,068	258.1%
Provisions for Inventory Obsolescence	4,301	630	NM
Provision (Reversal) for Lower Deposits	(43,289)	(261,344)	(83.4%)
Provision for Loss on Advances from Suppliers	(4)	341	NM
Provision for Profit Sharing	-	-	NM
Adjustment to Present Value of Assets and Liabilities	86,030	11,843	NM
Deferred Taxes	16,567	(32,061)	NM
Equity Pickup	-	-	NM
Write-off of Property, Plant & Equipment and Intangible Assets	24,936	1,386	NM
Sale-Leaseback	(7,315)	(5,913)	23.7%
Amendment to Lease Agreements	(176,667)	(27,701)	NM
Constitution (Reversal) of Provision	5,359	1,559,265	(99.7%)
Actuarial Losses from Post-Employment Benefits	-	(13,060)	NM
Exchange Rate and Cash Changes, Net	(685,150)	421,709	NM
Interest on Loans and Leases and Amortization of Costs, Premiums and Goodwill	676,829	414,073	63.5%
Income (Expenses) from Derivatives Recognized in Income (Expenses)	93,381	(3,959)	NM
Provision for Labor Obligations	-	(142,467)	NM
Share-Based Compensation	13,002	6,453	101.5%
Other Provisions	(3,711)	55,453	NM
Adjusted Net Income (Loss)	700,825	(441,446)	NM
Changes in Operating Assets and Liabilities:			
Investments	(43,085)	94,163	NM
Trade Receivables	61,117	(212,325)	NM
Inventories	(23,427)	(31,214)	(24.9%)
Deposits	(49,372)	245,431	NM
Advance to Suppliers and Third Parties	111,486	15,227	NM
Taxes to Recover	342	(28,926)	NM
Variable Leases	825	(5,232)	NM
Suppliers	301,254	84,915	254.8%
Suppliers – Forfaiting	-	(896)	NM
Advance Ticket Sales	(212,713)	373,438	NM
Frequent-Flyer Program	13,320	41,957	(68.3%)
Advances from Ticket Sales	221,160	148,361	49.1%
Labor Obligations	122,805	141,466	(13.2%)
Airport Fees	37,603	269,579	(86.1%)
Taxes to Collect	103,215	58,784	75.6%
Liabilities with Derivative Transactions	3,672	(3,482)	NM
Provisions	(141,341)	(82,786)	70.7%
Other Credits (Liabilities)	8,366	(44,471)	NM
Interest Paid	(233,571)	(119,210)	95.9%
Income Tax Paid	-	(174)	NM
Net Cash in Operational Activities	982,491	503,159	95.3%
Financial Investments in Subsidiary	-	-	NM
Advance for Future Capital Increase in a Subsidiary	-	(54,596)	NM
Dividends and Interest on Shareholders' Equity Received through Subsidiary	-	-	NM
Advance for Property, Plant & Equipment Acquisition, Net	-	-	NM
Acquisition of Property, Plant & Equipment	63,270	(87,580)	NM
Return of Advance for Acquisition of Property, Plant & Equipment	(137,532)	(120,664)	14.0%
Sale-Leaseback Transactions Received	-	(11,590)	NM
Acquisition of Intangible Assets	-	14,584	NM
Loans Receivable from Related Parties	(27,564)	(30,122)	(8.5%)
Net Cash Used in Investment Activities	(101,826)	(289,968)	(64.9%)
Fundraising in Loans and Financing	-	620,445	NM
Loan Payments	(104,804)	(860,947)	(87.8%)
Lease Payments - Aircraft	(730,908)	(519,402)	40.7%
Lease Payments – Others	(9,763)	(5,994)	62.9%
Sale of Treasury Shares	(21)	-	NM
Dividends and Interest on Shareholders' Equity Paid to Non-Controlling Shareholders	-	-	NM
Acquisition of Non-Controlling Shareholders	-	-	NM
Capped Call Premium (Paid) Received	-	-	NM
Capital Increase	(84)	(2,327)	(96.4%)
Shares to Issue	-	6	NM
Net Cash from Financing Activities	(845,580)	768,219	10.1%
Exchange Rate Change of the Cash of Subsidiaries Abroad	(15,223)	(2,072)	NM
Net Decrease in Cash and Cash Equivalents	19,862	(557,100)	NM
Cash and Cash Equivalents at the Start of the Period	149,173	1,043,358	(85.7%)
Cash and Cash Equivalents at the End of the Period	169,035	486,258	(65.2%)

Glossary of Industry Terms

- **AIRCRAFT LEASING:** An agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.
- **AVAILABLE SEAT KILOMETERS (ASK):** The aircraft seating capacity is multiplied by the number of kilometers flown.
- **BARREL OF WEST TEXAS INTERMEDIATE (WTI):** Intermediate oil from Texas, a region that refers to the name for concentrating oil exploration in the USA. WTI is used as a reference point in oil for the US derivatives markets.
- **BRENT:** Refers to oil produced in the North Sea, traded on the London Stock Exchange, serving as a reference for the derivatives markets in Europe and Asia.
- **TOTAL CASH**: Total cash, financial investments and restricted cash in the short- and long-term.
- **OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK):** Operating expenses divided by the total number of available seat kilometers.
- **OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL):** Operating cost divided by total available seat kilometers excluding fuel expenses.
- **AVERAGE STAGE LENGTH**: It is the average number of kilometers flown per stage performed.
- **EXCHANGEABLE SENIOR NOTES (ESN):** Securities convertible into shares.
- **AIRCRAFT CHARTER**: Flight operated by a Company that is out of its normal or regular operation.
- **BLOCK HOURS**: Time in which the aircraft is in flight, plus taxi time.
- **LESSOR:** The party renting a property or other asset to another party, the lessee.
- **LONG-HAUL FLIGHTS:** Long-distance flights (in GOL's case, flights of more than four hours).
- **REVENUE PASSENGERS:** Total number of passengers on board who have paid more than 25% of the full flight fare.
- **REVENUE PASSENGER KILOMETERS PAID (RPK):** Sum of the products of the number of paying passengers on a given flight and the length of the flight.
- **PDP**: Credit for financing advances for the acquisition of aircraft.
- **LOAD FACTOR**: Percentage of the aircraft's capacity used in terms of seats (calculated by dividing the RPK/ASK).
- **BREAK-EVEN LOAD FACTOR**: Load factor required for operating revenues to correspond to operating expenses.
- **AIRCRAFT UTILIZATION RATE**: Average number of hours per day that the aircraft was in operation.
- **PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK):** Total passenger revenue divided by the total available seat kilometers.
- **OPERATING REVENUE PER AVAILABLE SEAT KILOMETERS (RASK)**: The operating revenue is divided by the total available seat kilometers.
- **SALE-LEASEBACK:** A financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.
- **SLOT**: The right of an aircraft to take off or land at a given airport for a determined period.
- **SUB-LEASE:** An arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.
- **FREIGHT LOAD FACTOR (FLF)**: Measure of capacity utilization (% of AFTKs used). Calculated by dividing FTK by AFTK.
- **FREIGHT TONNE KILOMETERS (FTK)**: The demand for cargo transportation is calculated as the cargo's weight in tons multiplied by the total distance traveled.
- **AVAILABLE FREIGHT TONNE KILOMETER (AFTK)**: Weight of the cargo in tons multiplied by the kilometers flown.
- **YIELD PER PASSENGER KILOMETER:** The average value paid by a passenger to fly one kilometer.

Contact

Email: ri@voegol.com.br
Phone: +55 (11) 2128-4700
Website: www.voegol.com.br/ri

About GOL Linhas Aéreas Inteligentes S.A.

GOL is the largest airline in Brazil, leader in the corporate and leisure segments. Since it was founded in 2001, the Company has the lowest unit cost in Latin America, democratizing air transportation. The Company has alliances with American Airlines and Air France-KLM and makes available several codeshares and interline agreements available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of "Being the First for All", GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, **SMILES**. In cargo transportation, **GOLLOG** delivers orders to different regions in Brazil and abroad. The Company has a team of 14 thousand highly qualified aviation professionals focused on Safety, GOL's #1 value, and operates a standardized fleet of 146 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, go to www.voegol.com.br/ri.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial income (expenses), and those related to growth prospects of GOL, which are, by nature, subject to significant risks and uncertainties. The estimates and forecasts in this document involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL's control, and which may lead the results, performances or events to be substantially different from those expressed or implied in these statements. The forward-looking statements in this document are based on several assumptions related to GOL's current and future business strategies and GOL's future operating environment and are not a guarantee of future performance. GOL does not issue any statement or provide any guarantee that the results anticipated by the estimates in this document will be equivalent to those achieved by GOL. Although GOL believes that the estimates here are reasonable, they may prove to be incorrect, and the results may be different. These are merely estimates and projections and, as such, are based exclusively on management's expectations for GOL. Such forward-looking statements depend, substantially, on external factors and risks presented in the disclosure documents filed by GOL, apply exclusively to the date they were issued and are, therefore, subject to change without prior notice.

Non-Accounting Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures, which are not recognized under IFRS or U.S. GAAP, including "Net Debt", "total liquidity" and "EBITDA". GOL's Management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

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